Exhibit 21

Belair Capital Fund LLC Subsidiaries (as of December 31, 2005)

Name	Jurisdiction of Incorporation
Bel Holdings LLC	Delaware
Belair Real Estate Corporation	Delaware
Belair Subsidiary LLC	Delaware
Belvorn Holdings LLC	Delaware
Elkhorn Property Trust	Maryland